599 Lexington Avenue

New York, NY 10022-6069

+1.212.848.4000

July 5, 2024

CONFIDENTIAL SUBMISSION VIA EDGAR

Securities and Exchange Commission

Office of Technology

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Joseph Cascarano, Robert Littlepage, Edwin Kim and Matthew Derby

Re:	Sunrise Communications AG

Draft Registration Statement on Form F-4

Submitted May 23, 2024

CIK No. 0002021938

Ladies and Gentlemen:

On behalf of Sunrise Communications AG (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), contained in your letter dated June 18, 2024 (the “Comment Letter”) to the Company regarding the Company’s above-referenced draft registration statement on Form F-4 (CIK No. 0002021938), confidentially submitted to the SEC on May 23, 2024 (the “Registration Statement”).

To facilitate your review of the Company’s responses, we have repeated each of your comments in italics followed immediately by the response of the Company to that particular comment. Simultaneously with the transmission of this letter, the Company is confidentially submitting via EDGAR its Amendment No. 1 to the Registration Statement (“Amendment No. 1”), responding to the Staff’s comments and including certain other revisions and updates. Please note that capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in Amendment No. 1. Page numbers in the text of the Company’s responses correspond to page numbers in Amendment No.1.

*****

AOSHEARMAN.COM

Allen Overy Shearman Sterling US LLP is a limited liability partnership organized under the laws of the State of Delaware. Allen Overy Shearman Sterling US LLP is affiliated with Allen Overy Shearman Sterling LLP, a limited liability partnership registered in England and Wales with registered number OC306763 and with its registered office at One Bishops Square, London E1 6AD. It is authorized and regulated by the Solicitors Regulation Authority of England and Wales (SRA number 401323). The term partner is used to refer to a member of Allen Overy Shearman Sterling LLP or an employee or consultant with equivalent standing and qualifications. A list of the members of Allen Overy Shearman Sterling LLP and of the non-members who are designated as partners is open to inspection at its registered office at One Bishops Square, London E1 6AD.

Questions and Answers About the Spin-Off and the Special Meeting

What is Liberty Global’s share premium account and what is share premium used for?, page viii

1.

Please elaborate on the consequences of structuring this transaction by way of a share premium reduction. In particular, please contrast the mechanics of a share premium reduction with a traditional spin-off in the U.S.

In response to the Staff’s comment, the Company has revised the disclosure on page ix of Amendment No. 1.

Is the completion of the spin-off subject to any conditions?, page x

2.

You indicate the spin-off transaction is conditioned upon the approval of the listing of the Sunrise Class A Common Shares by the SIX. Please advise us whether such approval is expected to occur prior to effectiveness or the shareholder vote.

The Company expects to receive conditional approval for listing of the Sunrise Class A Common Shares on the SIX prior to the effectiveness of the Registration Statement and to be able to satisfy all of the SIX’s requisite conditions to approval after effectiveness of the Registration Statement and the shareholder vote, but before the spin-off is consummated, at which time the listing approval will become automatically effective. The Company will disclose in a subsequent amendment to the Registration Statement when the conditional approval is received and the applicable conditions that remain to be satisfied.

How does holding Sunrise Class A Common Shares, which are listed on the SIX, impact me?, page xi

3.

Please clarify whether you will facilitate the trading of your Sunrise Class A common shares on U.S. over-the-counter markets such as the OTC Markets such as the OTCQX, OTCQX or the Pink. Further, clarify whether U.S.-based investors that are unable to trade their Sunrise shares on the SIX may result in their shares becoming illiquid and possibly worthless.

The Company acknowledges the Staff’s comment and related liquidity considerations for U.S.-based investors, and will address this comment in a subsequent amendment to the Registration Statement.

4.

You indicate your intention to cease being a public company and cease your reporting obligations under the Exchange Act as soon as practicable. Your cover page should also indicate your intention to cease becoming a reporting company as soon as practicable. Please also clarify your reporting obligations under Sections 15(d) and/or 12(g) of the Exchange Act as a public company upon the effectiveness of your Form F-4.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and on pages xii to xiii, 14 and 25 of Amendment No. 1.

5.

Please consider adding a Q&A that clarifies that Liberty Global shareholders will now own additional shares in a Swiss company subject to the corporate governance laws of Switzerland instead of Bermuda, and Sunrise will likely have new management that may be majority based outside of the United States as a foreign private issuer. Please highlight material changes in corporate governance. Finally, revise your Risk Factors and Enforceability of Civil Liabilities sections to clarify which of your officers and directors will be located outside of the United States, and discuss the difficulty of bringing actions and enforcing judgements against these individuals.

In response to the Staff’s comment, the Company has revised the disclosure on pages xii to xiii, 14 to 15, 25 to 26, 51 and 194 of Amendment No. 1.

The Company acknowledges the Staff’s comment to clarify which members of the Sunrise Board will not be residents of the United States and will do so in a subsequent amendment to the Registration Statement, once the full composition of the Sunrise Board following the spin-off is determined.

What votes are required to approve the Proposals?, page xi

6.

You reference that each of the Proposals must be approved by the affirmative vote of a majority of the votes cast by holders of the Voting Shares. Please clarify that Liberty Global Class C common shares do not have a voting right and Class C holders will not vote to approve the spin-off transaction nor the share premium proposal.

In response to the Staff’s comment, the Company has revised the disclosure in “Notice of Special Meeting of Shareholders” and on pages ix, 7, 8, 54 and 62 of Amendment No. 1.

Summary

The Spin-Off, page 3

7.

Please consider adding a Summary of the Spin-Off pages similar to Summary of the Offering or Summary of the Merger type pages commonly seen in Form F-4 documents. For example, a listing of the number of shares currently outstanding for each class of common shares for Liberty Global, the approximate number of Sunrise Class A common shares and Class B shares that will be issued, the meeting date, and approximate date of the spin-off transaction.

In response to the Staff’s comment, the Company added a “Summary—Key Spin-Off Terms and Dates” section to Amendment No. 1, which begins on page 4.

8.

We note the frequent use the terms “Sunrise” and “Liberty Global” in reference to both prior to and after the spin-off transaction and similar terms such as “Liberty Global group of companies” and the “Liberty Group.” In light of the complex nature of this spin-off transaction, please consider adding before and after organizational charts of Sunrise Communications AG and the Sunrise Business as part of Liberty Global.

In response to the Staff’s comment, the Company has revised the disclosure on pages 2 to 3 of Amendment No. 1.

9.

We note that Liberty Global Class A and C common shareholders will receive Sunrise Class A common shares and Liberty Global Class B shareholders will receive Sunrise Class B shares. Sunrise Class B shares will have the functional equivalent of 10 votes per share, similar to the Liberty Global Class B common shares. However, Liberty Global Class C shareholders have non-voting shares and will now receive Sunrise Class A Common Shares with one vote per share. Please clarify and illustrate in your Q&A and summary how the voting power of these differing Liberty Global shareholder classes will change with their Sunrise shares, as it appears that Liberty Global Class A shareholders will have diluted voting power in Sunrise compared to their voting power in Liberty Global.

In response to the Staff’s comment, the Company has revised the disclosure on pages viii, 8 and 65 of Amendment No. 1.

Risk Factors

Liberty Global and Sunrise may be unable to achieve some or all of the anticipated benefits that they expect to achieve..., page 12

10.

Please describe what “integrated strategies” you may lose upon the separation of your business to Liberty Global. To the extent that Sunrise’s current business is integrated with other non-Sunrise Business units within Liberty Global, please clarify here or in the Business section and discuss whether they will be unwound as part of the transition period after the spin-off

The Sunrise Business is not currently integrated with Liberty Global’s other businesses in Belgium, Ireland, Slovakia, the U.K. and the Netherlands. While the Company does not expect to lose any “integrated strategies” upon the separation of its business to Liberty Global as none are currently pursued or contemplated, it may lose opportunities to pursue such strategies in the future. The Company has revised the disclosure on page 21 of Amendment No. 1 accordingly.

Background and Reasons for the Spin-Off, page 51

11.

We note your brief disclosure of Liberty Global’s hiring of two financial advisors, J.P. Morgan and UBS AG, in connection with your review if the spin-off would be in the best interests of Liberty Global and its shareholders. You also indicated that Liberty Global’s management determined there was trading discount of Liberty Global’s shares in comparison to the underlying value of its individual businesses. Please clarify J.P. Morgan and UBS AG’s role, if any, in determining the perceived trading discount and whether they provided quantitative conclusions as to the amount of such trading discount.

J.P. Morgan and UBS AG had no role in determining the perceived trading discount of Liberty Global’s shares in comparison to the underlying value of its individual businesses and did not provide quantitative conclusions as to the amount of such a discount. This determination was made by the Liberty Board and its management. The Company has revised the disclosure on page 62 of Amendment No. 1 accordingly.

Treatment of Outstanding Liberty Global Compensatory Equity-Based Awards, page 65

12.

Please quantify the number of New Sunrise SARs, New Sunrise RSUs, True-Up Sunrise RSUs and New Sunrise PSUs that will be issued under the Sunrise Transitional Share Adjustment Plan, including the total number of equity shares that are underlying such share awards.

In response to the Staff’s comment, the Company has revised the disclosure on pages 5 to 6 and 78 to 79 of Amendment No. 1 as follows:

With respect to the True-Up Sunrise RSUs, the Company has included the number of True-Up Sunrise RSUs issuable under the Sunrise Transitional Share Adjustment Plan based on the outstanding Liberty Global equity awards as of June 30, 2024.

With respect to the Sunrise SARs, New Sunrise RSUs and New Sunrise PSUs, the Company respectfully submits that the most meaningful information for investors to understand the potential dilution from those awards is the relevant intrinsic value or grant value, because the terms of these awards will be adjusted to preserve these values, as further described in the Registration Statement. These values can be calculated as of June 30, 2024 based on the Liberty Global equity awards outstanding and the relevant Liberty Global share price at that date. The revised disclosure therefore provides this information.

In contrast, it is not possible to present the number of underlying shares for the Sunrise SARs, New Sunrise RSUs and New Sunrise PSUs. This is because that number will vary based not only, as in the case of the True-Up Sunrise RSUs, on the number of relevant Liberty Global equity awards outstanding at the time of the spin-off, but also on the value at the time of the spin-off of the Sunrise Class A Common Shares and the class of common shares of Liberty Global applicable to the particular Liberty Global equity award being adjusted.

Master Separation Agreement, page 68

13.

Please clarify whether any of the separation agreements require Sunrise to limit its operations in Switzerland or if they are restricted from entering other European markets or markets the post spin-off transaction Liberty Global currently operates in.

In response to the Staff’s comment, the Company has revised the disclosure on page 81 of Amendment No. 1.

14.	To the extent material, please briefly describe the assets and liabilities that Sunrise will transfer to Liberty Global that are not “Sunrise Assets and Liabilities.”

In response to the Staff’s comment, the Company has revised the disclosure on page 82 of Amendment No. 1.

Tax Separation Agreement, page 69

15.

Please briefly describe the “certain covenants” that restricts Sunrise’s ability to pursue strategic or other transactions. Clarify if these covenants could materially restrict Sunrise’s current operations.

In response to the Staff’s comment, the Company has revised the disclosure on pages 48 and 83 of Amendment No. 1.

Spin-off Related Sunrise Debt Reduction and Sale of Equity Stake, page 71

16.

Please advise us as to the status of the possible Liberty Global equity contribution, selling of an equity stake of Sunrise in connection with the spin-off, and the Sunrise debt reduction. Please revise both this section and the corresponding risk factors and your Q&A and Summary sections when the terms of these transactions have been agreed upon in principle.

The Company continues to consider a potential sale of an equity stake in Sunrise in connection with the spin-off. The Company acknowledges the Staff’s comment and will revert in a subsequent amendment to the Registration Statement.

The Sunrise Business

General, page 73

17.

Please provide a description of the company’s research and development policies for the last three years. In particular, please describe your policies related to 5G for which you state you have invested substantially.

The Company does not conduct meaningful research and development. In connection with its 5G rollout, the Company has undertaken capital expenditures consisting primarily of the cost of purchase and installation of active mobile infrastructure equipment required to operate a 5G mobile network. The Company has revised the disclosure on pages 87, 89 and 118 of Amendment No. 1 accordingly.

18.

On page 51, you reference that Liberty Global has primarily been focused on its fixed-mobile convergence (FMC) strategy. Please explain what you mean by FMC and how Sunrise’s businesses are related to FMC.

In response to the Staff’s comment, the Company has revised the disclosure on pages 62 and 87 of Amendment No. 1.

Spectrum Holding, page 83

19.

We note that five of your mobile spectrum licenses supporting 3G, 4G, and 5G connectivity will expire in 2028 and four more will expire in 2034. Please provide a description of the size or scope of these expirations may have on your business, such as the percentage of revenue, subscribers or activity related to the networks that are expiring in 2028.

The Company enhanced the qualitative discussion of the potential impact of a failure to renew a substantial portion of its spectrum allocation on its business on page 42 of Amendment No. 1.

The Company respectfully advises the Staff that it is not possible to determine the amount of revenue, subscribers or network activity supported by a particular band of spectrum because spectrum bands are not dedicated to particular subscribers or network activities. A particular network activity, such as a phone call or data transfer, may rely on one or more spectrum bands at once, and the particular spectrum band or bands that is utilized for such an activity is automatically and dynamically adjusted, depending primarily on available capacity within each band at the time based on pre-configured network parameters. Such adjustments occur many times per second for the entire duration of the activity. Accordingly:

•	The Company is unable to identify how many of its subscribers are supported by each of its spectrum bands, because all spectrum bands are used as necessary to support services for all subscribers.

•

The Company is unable to identify how much of its revenue is supported by each of its spectrum bands, because this would require it to identify the number of subscribers supported by such bands, which is not possible.

•

The Company is unable to, and does not, track how much of its network activity is conducted across a particular band of spectrum because this information is not meaningful. Since any spectrum band may be used to support any activity at any time, the level of utilization of any single spectrum band for any time period is not relevant to understanding the capacity and performance of the network. Rather, it is only important whether the entire network has sufficient capacity to deliver services as necessary at an acceptable service quality, across all spectrum bands.

If the Company were to lose access to a substantial portion of its spectrum, it would reconfigure its mobile network to optimize the use of the remaining spectrum to deliver the most reliable and highest quality services possible under the circumstances. For example, the Company may reassign spectrum bands currently used for 3G activities to 5G and eliminate 3G services. The Company may also re-configure the parameters applied by the network to determine which spectrum band to use for an activity. It is thus not possible to estimate, based on currently available information about spectrum bands and network activities, just how much of a reduction in network capacity or quality the Company would experience if it were to lose access to particular spectrum bands. Even if such a reduction were possible to estimate, any quantitative estimate of its impact on subscribers or revenues would necessarily be speculative because the scope of such an impact would depend on a number of variables influencing customer behavior in response to a decline in service quality, all of which cannot be identified and the net impact of which cannot be reliably estimated.

The Company also respectfully submits that the risk that it will be unable to renew a substantial portion of its spectrum allocation at any price is remote, such that quantitative information relating to such a scenario, even if it were available, would not be material to investors.

Sunrise Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

Customer churn and ARPU, page 104

20.

We note that your revenues are dependent on your ability to maintain and expand your subscriber base, as well as to balance the size of your subscriber base with ARPU. We also note your disclosure of ARPU when discussing subscription revenues and how revenues were affected by elevated levels of customer churn. It appears ARPU and Churn are key performance indicators used in managing your business. Please provide a qualitative discussion of the changes to these measures for each period presented, along with comparative period amounts, or explain why you do not believe this disclosure is necessary. We refer you to Part I, Item 5.A of Form 20-F and Section III.D of SEC Interpretive Release 33-6835.

In response to the Staff’s comment, the Company supplemented its disclosure on pages 19 to 20 and 123 to 124 of Amendment No. 1 to disclose certain operating metrics related to the number of the Company’s customer relationships and revenue generating units, as of December 31, 2023, 2022 and 2021, broken down, where meaningful, by segment and type of service. The Company respectfully submits that these operating metrics, in combination with disclosure of the Company’s revenues for the corresponding periods, which appears on pages 125 to 126 and 127 of Amendment No. 1, provides investors with sufficient information to understand the relationship in each relevant period between changes in the Company’s revenues and changes in its subscriber base, on a segment and service basis where meaningful. The Company has slightly modified the disclosure on page 118 of Amendment No. 1 to clarify that the term “ARPU” refers to relationships between its services prices and subscriber base. The Company further respectfully submits that its existing disclosure regarding year-over-year changes in revenues, appearing on pages 125 to 128 of Amendment No. 1, appropriately informs investors about drivers of changes in its average revenues per relevant unit.

The Company also slightly modified the disclosure on page 118 of Amendment No. 1 to clarify that the relevant revenue driver is the size of the subscriber base, rather than churn alone, which is just one of several factors that can affect the size of the subscriber base. The Company respectfully submits that the above-referenced disclosure of customer relationships and RGUs provided on pages 19 to 20 and 123 to 124 of Amendment No. 1 provide investors with a robust understanding of changes in its subscriber base and that its existing disclosure regarding year-over-year changes in revenues, appearing on pages 125 to 128 of Amendment No. 1, appropriately informs investors about the drivers of such changes.

Summary Financial Information of Sunrise, page 105

21.

Regarding your presentation of Adjusted EBITDAaL, we note that you include an adjustment for “lease-related expenses” which is comprised of depreciation and interest expenses for leases arrangements under IFRS 16. This adjustment results in a non-IFRS measure that includes individually tailored accounting principles. Please revise your calculation of Adjusted EBITDAaL to remove the adjustment for lease payments. Please refer to Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. Also clearly identify all non-IFRS measures as such throughout the document.

In response to the Staff’s comment regarding the presentation of Adjusted EBITDAaL, the Company respectfully submits that it defines Adjusted EBITDAaL consistently with its current Adjusted EBITDA measure, but further adjusts it to include the depreciation and interest expense related to finance leases as reported in the Company’s IFRS consolidated statement of income or loss and related notes to the financial statements. Thus, Adjusted EBITDAaL reduces the Company’s current as-reported Adjusted EBITDA measure by adjusting for the effects of recurring as-reported lease-related expenses. The Company respectfully submits that its presentation of Adjusted EBITDAaL is not in violation of Question 100.04 of the non-GAAP Compliance and Disclosure Interpretations, given that the Company is not adjusting the underlying accounting, timing of recognition or the measurement method of its finance leases, nor is the Company adjusting the metric to add back (thus, remove) recurring expenses as would be the case if, for example, a U.S. GAAP filer were to add back the effect of operating lease expenses to its EBITDA. The Company is including finance lease expenses, as recorded in accordance with IFRS 16 in its financial statements and separately disclosed within a lease footnote, in its Adjusted EBITDAaL measure to reflect the impact of all recurring lease expenses on the Company’s performance measure, consistent with how management evaluates the performance of the Sunrise Business.

The Company also respectfully submits that this measure provides meaningful information to its investors because it (i) is consistent with the way management views and evaluates the performance of the business, (ii) represents a transparent view of the Company’s operating performance that includes all recurring lease expenses necessary to operate its business, and (iii) provides a comparable view of the Company’s performance relative to its European competitors that use the same or similar measure. The Company’s internal management reporting includes Adjusted EBITDAaL and is one of the key measures (i) that the Company expects will be used to determine, in part, compensation of employees in the spun-off business, and (ii) used to evaluate potential M&A transactions.

Investors in European telecom businesses are accustomed to Adjusted EBITDAaL measures given its prevalent use in the industry. Most of the Company’s European competitors use Adjusted EBITDAaL, or a similar measure to address the impacts of the divergence in the leasing standards under U.S. GAAP and IFRS. Accordingly, by defining the Company’s Adjusted EBITDAaL measure to include expenses for finance leases, the Company is reporting a measure that is comparable to those measures used by its European industry peers (and competitors) and provides important and transparent information to the Company’s current and potential investors. Given that Adjusted EBITDAaL is a measure understood and used by the Company’s investors and analysts in modelling its business, and that of its peers, the Company also respectfully submits that reporting this measure is essential to providing readers with key information to evaluate the Company’s business in the same way its management evaluates its business.

In response to the Staff’s comment regarding the clear identification of all non-IFRS measures, the Company has revised the disclosure on pages 17, 121, 131 and 135 of Amendment No. 1.

22.

Please revise to provide the comparable IFRS measure of net loss/income margin with equal or greater prominence to your non-IFRS measure of Adjusted EBITDAaL margin. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

In response to the Staff’s comment, the Company has revised the disclosure on pages 17 and 120 to 121 of Amendment No. 1 to provide the comparable IFRS measure of net income (loss) margin with equal or greater prominence to the Company’s non-IFRS measure of Adjusted EBITDAaL margin.

Results of Operations, page 108

23.

Please provide a more comprehensive discussion and analysis of your operating results at the segment reporting level as presented in Note 5 of your financial statements, including the segment performance measure used by the CODM. Analysis of reportable segment information, including cost of revenues, and segment performance margins should be presented with specific emphasis where a segment contributes in a disproportionate way to income or loss. Known trends, demands, commitments, events or uncertainties within a segment, among the factors used by management to evaluate that segment, should be discussed in MD&A. We refer you to Part I, Item 5.A of Form 20-F.

In response to the Staff’s comment, the Company has revised its disclosure within “Sunrise Management’s Discussion and Analysis of Sunrise Financial Condition and Results of Operations—Results of Operations—2023 compared to 2022” on pages 129 to 132 and “Sunrise Management’s Discussion and Analysis of Sunrise Financial Condition and Results of Operations—Results of Operations—2022 compared to 2021” on pages 132 to 136 of Amendment No. 1 to provide a more comprehensive discussion and analysis of the Company’s operating results at the segment reporting level as presented in Note 5 of the Company’s financial statements, including the segment performance measure used by the CODM.

24.

Your presentation of consolidated Adjusted EBITDAaL on pages 115 and 118 in any context other than the IFRS 8 required reconciliation in Note 5 on page F-19 is considered the presentation of a non-IFRS financial measure. Please remove the measure or identify the measure as a non-IFRS financial measure and include the disclosures required by Item 10(e) of Regulation S-K. Refer to Question 104.04 of the Compliance and Disclosure Interpretations related to non-GAAP measures.

In response to the Staff’s comment, the Company has revised the disclosure on pages 17, 121, 131 and 135 of Amendment No. 1.

Variation of Class Rights, page 156

25.

Please clarify whether Sunrise Class A Common Shareholders would receive separate class voting rights if voting or economic rights of Class A Common Shares are changed. The current disclosure references only a Simple Majority and a separate Class B vote.

In response to the Staff’s comment, the Company has revised the disclosure on pages 156 and 176 of Amendment No. 1.

Security Ownership Certain Beneficial Owners of Sunrise, page 172

26.	Please disclose the natural person(s) that hold investment and/or voting power over the shares held by Artisan Partners Limited Partnership and Harris Associates L.P., and their respective affiliates.

The Company acknowledges the Staff’s comment and respectfully informs the Staff that it has included in the Registration Statement all relevant information disclosed in (i) the Schedule 13G filed by Artisan Partners Limited Partnership (“ALP”), Artisan Investments GP LLC, Artisan Partners Holdings LP, Artisan Partners Asset Management Inc., and Artisan Partners Funds, Inc. with the SEC on February 12, 2024, and (ii) the Schedule 13G filed by Harris Associates L.P. (“Harris”) and Harris Associates, Inc. with the SEC on February 14, 2024. The Company is relying on the information contained in each such Schedule 13G in accordance with Instruction 3 to Regulation S-K 403. Such Schedules 13G do not include any natural person information.

ALP and Harris are passive investors in Liberty Global and are not affiliated with, controlled by or under common control with either the Company or Liberty Global, or any members of the management teams of the Company or Liberty Global. Moreover, ALP and Harris do not have any contractual arrangements with the Company or Liberty Global, and are not a party to, or otherwise involved in, the spin-off (as financing partner, adviser, or otherwise) other than being passive shareholders of Liberty Global.

Annex D - Liberty Global Ltd. Unaudited Pro Forma Condensed Consolidated Financial Statements, page D-1

27.

In regard to both Liberty Global’s and Sunrise’s pro forma financials, we note you expect to enter into separation, transitional and service agreements in connection with the Spin-Off. Please disclose the material terms of these agreements, as applicable, including any amounts you expect to pay under the agreements, and, to the extent factually supportable, revise your pro forma financial statements to include adjustments for such amounts. Please also expand your disclosures to explain how costs to be incurred under the agreements compare to the historical allocated costs.

In response to the Staff’s comment, the Company has revised the disclosure on pages D-1 and E-1 of Amendment No. 1.

28.	In regard to your reference to Note (1b), please provide the note or correct the reference.

In response to the Staff’s comment, the Company has revised the disclosure on page D-7 of Amendment No. 1.

29.

In regard to notes (II) and (III), please expand your disclosures to more comprehensively describe and quantify the presentation, classification and measurement differences between IFRS and US GAAP associated with the adjustments as shown on the pro forma financials.

In response to the Staff’s comment, the Company has revised the disclosure on pages D-6 to D-7 of Amendment No. 1.

30.

Please describe and quantify the additional estimated transaction costs in footnote (3). Also, clarify how you have given effect to these costs within your pro forma income statement and advise us. Refer to Rule 11-02 (a)(6)(i)(B) of Regulation S-X.

In response to the Staff’s comment, the Company has revised the disclosure on page D-8 of Amendment No. 1 to describe and quantify the estimated incremental transaction costs that are directly related to the spin-off. Such costs are not reflected in Liberty Global’s unaudited consolidated pro forma statement of operations due to their non-recurring nature.

Annex E - Sunrise Communications AG—Unaudited Pro Forma Condensed Consolidated Financial Statements, page E-1

31.

Please describe and quantify, as applicable, the additional estimated Spin-Off costs in footnote (3). Also, clarify how you have given effect to these costs within your pro forma income statement and advise us. Refer to Rule 11-02 (a)(6)(i)(B) of Regulation S-X.

In response to the Staff’s comment, the Company has revised the disclosure on page E-5 of Amendment No. 1 to describe and quantify the estimated incremental transaction costs that are directly related to the spin-off. Such costs are not reflected in the Company’s unaudited consolidated pro forma statement of operations due to their non-recurring nature.

32.	Please quantify how you estimated the reduction of realized and unrealized losses on derivative instruments described in note (6).

In response to the Staff’s comment, the Company has revised the disclosure on page E-6 of Amendment No. 1.

Consolidated Statements of Changes in Equity, page F-6

33.

We note from that the “Contributions in excess of distributions and accumulated losses” balance includes not only capital contributions by, and distribution to, the parent but also net losses. The nature of capital contributions and distributions are considered substantively different than the capital earned or used from your earnings process. Accordingly, please present a line-item for accumulated losses or tell us how you determined that your presentation provides appropriate information for the reader to effectively differentiate contributions by owners from accumulated losses and how your aggregation of these amounts complies with IAS 1. Refer to IAS 1, paragraphs 78(e), 106, and 108.

The Company respectfully submits that separate presentation of contributions and distributions from accumulated losses in the statement of financial position and changes in equity of Liberty Global Europe Financing B.V. in the period prior to its spin-off from Liberty Global does not provide useful information to the readers of the financial statements for the following reasons:

•

The historical accumulated losses of Liberty Global Europe Financing B.V. do not solely relate to the operations of Sunrise, as Liberty Global Europe Financing B.V. was the holding company of other European operations of Liberty Global that were either disposed of or legally transferred outside of Liberty Global Europe Financing B.V. prior to 2021, which is the earliest period presented in the historical consolidated financial statements of Liberty Global Europe Financing B.V. included in the Registration Statement. As Sunrise will be a newly listed company comprised solely of operations attributable to Liberty Global’s Swiss business, the Company believes that reporting historical accumulated earnings that fundamentally relate to its parent’s other activities (those apart from the business now being spun) may be confusing to investors, if not misleading.

•

At the effective date of the spin-off, Sunrise will recognize the net book value of assets acquired and liabilities assumed, less any accumulated other comprehensive income reserves and the nominal value of share capital, as the initial balance of additional paid in capital, consistent with the presentation of the spin-off reflected in the pro forma consolidated financial statements of Sunrise included in the Registration Statement. From the effective date of the spin-off going forward, Sunrise will report the prospective retained earnings or accumulated losses in its consolidated financial statements.

In addition, the Company respectfully submits that the presentation of “Contributions in excess of distributions and accumulated losses” complies with the requirements of IAS 1, as IAS1.78(e) and IAS 1.108 do not explicitly require specific subclassifications or components for equity, but rather provide an example of disaggregation and a framework for determining subclassifications based on the size, nature, and function of the amounts involved. This is consistent with the views expressed in publications from “big 4” accounting firms on IAS 1. The Company respectfully submits that the nature of contributions and distributions and accumulated losses are not substantively different as both amounts will represent initial contributed capital upon the initial formation of Sunrise as further described above. The statement of changes in equity included in the historical consolidated financial statements includes all required elements specified in IAS 1.106.

Note 6. Revenue from Contracts with Customers, page F-20

34.

We note Sunrise recognizes revenue from mobile and fixed services over the contractual period. Please revise your disclosure to describe the typical contract terms of each service, including the length of the contract periods.

In response to the Staff’s comment, the Company has revised the disclosure on page F-21 of Amendment No. 1.

Note 25. Related Party Transactions, page F-25

35.	Regarding the related party charges and expense allocations, please disclose the allocation methods used along with management’s assertion that the method used is reasonable pursuant to SAB Topic 1:B.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-55 of Amendment No. 1. The Company further advises the Staff that disclosure has been added on page F-55 of Amendment No. 1 to reflect management’s assertion that the methodology used with regard to related party charges and expense allocations is reasonable.

*****

We thank the Staff in advance for its consideration of Amendment No. 1 and hope the Staff finds that the foregoing answers are responsive to its comments. If you should have any questions or further comments with respect to Amendment No. 1, please do not hesitate to contact me at (212) 848-7150 or Daniel Litowitz at (212) 848-7784.

Yours very truly,

/s/ Harald Halbhuber
Harald Halbhuber

cc:	Daniel Litowitz, A&O Shearman

Bryan Hall, Liberty Global Ltd.

Jennifer Hodges, Liberty Global Ltd.